UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39006

AMTD International Inc.

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AMTD International Announces New Audit Committee

Hong Kong, August 17, 2020 – AMTD International Inc. (“the Company”, NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual listed company, a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today concluded and announced new composition of the Audit Committee of its Board of Directors, effective August 17, 2020, in order to embrace international best practices and enhance the diversity of its board committees. Mr. Calvin Choi, chairman of the board and chief executive officer of AMTD International, retired from the Audit Committee, and a new female member has been appointed to join the Audit Committee.

Dr. Feridun Hamdullahpur, an independent director of the Company, has been appointed as the Chairman of the Audit Committee. In addition, Prof. Annie Koh, also an independent director of the Company, joins the Audit Committee. Mr. Yu Gao, another independent director of the Company, remains on the Audit Committee.

Mr. Calvin Choi said, “Under the leadership of Dr. Hamdullahpur, together with Prof. Koh as a new female member, and Mr. Gao’s continuing as a member, we have formed a strong Audit Committee with a diverse background and experience in academia, investment and talent cultivation areas to cover North America, South East Asia and China. The Audit Committee will assist the board to oversee the financial reporting and auditing matters, further strengthen our internal control, corporate governance and compliance framework.”

Dr. Hamdullahpur is the current president and vice-chancellor of the University of Waterloo and Fellow of the Canadian Academy of Engineering.

Prof. Koh is a vice president of business development, V3 group professor of family entrepreneurship, and professor of finance (practice) at the Singapore Management University (SMU).

Mr. Yu Gao is currently a managing director and Co-Chief Investment Officer of Morgan Stanley Private Equity Asia (MSPEA) and Head of China investment operations.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD International Inc.

By	:	/s/ Calvin Choi
Name	:	Calvin Choi
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 17, 2020